FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of March 2004


                            NAM TAI ELECTRONICS, INC.
                            (Name of the Registrant)

                                 116 Main Street
                                    3rd Floor
                               Road Town, Tortola
                             British Virgin Islands
                    (Address of Principal Executive Offices)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                      Form 20-F   X    Form 40-F
                                -----           ------

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                            Yes      No  X
                               ---      ----



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Nam Tai Electronics, Inc. (the "Company") is furnishing under the cover of Form
6-K:

Exhibit 99.1: a press release dated March 25, 2004, announcing the payment of dividends on or before April 21, 2004, the release of first quarter results on April 30, 2004 and the annual shareholders meeting to be held on June 11, 2004.

Exhibit 99.2: a press release dated March 1, 2004 announcing the start of manufacturing of Bluetooth(TM) headset accessories for a global cellular phone manufacturer.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           Nam Tai Electronics, Inc.



Date: March 26, 2004                  By:     /s/ M. K. Koo
                                          -----------------------------------
                                           Name: M. K. Koo
                                            Title: Chief Financial Officer